# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAPA JOHNS INTERNATIONAL INC, CIK 0000901491
CUSIP: 698813102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2002 PAPA JOHNS BOULEVARD, LOUISVILLE, Kentucky (KY), 40299-2334
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001418660-25-000007
Filed by CIK 0001418660

## Reporting persons
- MANAGED ACCOUNT ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 1,549,127; shared dispositive power 47,732; aggregate amount beneficially owned 1,596,859 (4.9% of the class)
  Comment: This schedule 13G is a restatement of the original filed on February 13, 2025, adding selections to Section 2, "Member of a Group" and Item 3, "Person Filing" that were omitted.

## Item 1. Issuer
Name of issuer: PAPA JOHNS INTERNATIONAL INC
Address of issuer's principal executive offices: 2002 PAPA JOHNS BOULEVARD, LOUISVILLE, KENTUCKY, 40299-2334.

## Item 2. Person Filing
Name of person filing: MANAGED ACCOUNT ADVISORS, LLC
Address of principal business office or, if none, residence:
101 HUDSON STREET, 9TH FLOOR
JERSEY CITY, NJ 07302
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,596,859
Percent of class: 4.9 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,549,127
Shared power to dispose or to direct the disposition: 47,732

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MANAGED ACCOUNT ADVISORS LLC: Carlos A. Torres, Authorized Signatory (04/03/2025)